SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CT COMMUNICATIONS, INC.
_______________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of class of securities)

126426402
_______________________________________________________
(CUSIP Number)

        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

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CUSIP No. 126426402
_______________________________________________________________

  1) Names of Reporting Persons/S. S. or I. R. S. Identification
     Nos. of Above Persons:

                     First Charter Bank
_____________________________________________________________

  2) Check the Appropriate Box if a Member of a Group:
      (a)
      (b)

_______________________________________________________________

   3) SEC Use Only:
_______________________________________________________________

   4) Citizenship or Place of Organization:

            North Carolina ______________________________________________________________

Number of     (5) Sole Voting Power:            1,122,168
Shares Bene-
ficially      (6) Shared Voting Power:             57,635
Owned by
Each Report-  (7) Sole Dispositive Power:       1,180,883
ing Person
With          (8) Shared Dispositive Power:          0

______________________________________________________________

    9) Aggregate Amount Beneficially Owned by Each Reporting
        Person:

                        1,180,883
_______________________________________________________________

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: _______________________________________________________________ 11) Percent of Class Represented by Amount in Row 9:                             6.3%
_______________________________________________________________ 12) Type of Reporting Person (See Instructions):                              BK
_______________________________________________________________

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SCHEDULE 13G

Item 1(a): Name of Issuer: CT Communications, Inc.

Item 1(b): Address of Issuer's Principal Executive Offices:

               1000 Progress Place, NE
               Concord, North Carolina 28026

Item 2(a): Name of Person Filing: First Charter Bank

Item 2(b): Address of Principal Business Office or, if none,
           Residence:

                       10200 David Taylor Drive
                       Charlotte, North Carolina 28262

Item 2(c): Citizenship: U. S.

Item 2(d): Title of Class of Securities: Common Stock

Item 2(e): CUSIP Number: 126426402

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
         or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the
        Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
        Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
        Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ X ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

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Item 4: Ownership:

(a) Amount beneficially owned: 1,180,883

(b) Percent of Class: 6.3%

(c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote:
      1,122,168

 (ii) Shared power to vote or to direct the vote:
      57,635

(iii) Sole power to dispose or to direct the
      disposition of: 1,180,883

 (iv) Shared power to dispose or to direct the
      disposition of: 0

Item 5: Ownership of Five Percent or Less of a Class: N/A

Item 6: Ownership of More than Five Percent on Behalf of Another
        Person: N/A

Item 7: Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company: N/A

Item 8: Identification and Classification of Members of the Group: N/A

Item 9: Notice of Dissolution of Group: N/A

Item 10: Certification: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003           FIRST CHARTER BANK

                                  By: /s/ DENNIS DEPREY
                                         Dennis Deprey
                                         Vice President and Trust Officer

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